Exhibit 99.2

Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

___________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de ____________________ (el “Apoderado”) para que, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 11 de febrero de 2022 (la “Asamblea”), en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, _______________________ acciones que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea Ordinaria de Accionistas

		A favor	En contra	Abstención
I.

Presentación, discusión, modificación, y en su caso, aprobación del informe anual del Consejo de Administración, a que se refiere el inciso e) de la fracción IV del artículo 28 de la Ley del Mercado de Valores y el artículo 172 inciso b) de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero de 2021 al 31 de diciembre de 2021.

II.

Presentación, discusión, modificación, y en su caso, aprobación del informe anual por parte del Comité de Auditoría y Prácticas Societarias por el ejercicio social comprendido del 1 de enero de 2021 al 31 de diciembre de 2021.

III.	Informe sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad durante el ejercicio social comprendido del 1 de enero de 2021 al 31 de diciembre de 2021.
IV.

Presentación, discusión, modificación, y en su caso, aprobación de los estados financieros consolidados de la Sociedad con motivo del ejercicio social comprendido del 1 de enero de 2021 al 31 de diciembre de 2021.

___________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of ______________________ (the “Attorney-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on February 11, 2022 (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set fort below, in such Meeting, _____________________________ shares owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

		In favor	Against	Abstention
I.

Presentation, discussion, amendment, and in its case, approval of the annual management report referred to article 28, section IV, subsection e) of the Securities Market Law and article 172 subsection b) of the General Law of Commercial Companies, for the fiscal year from January 1, 2021 to December 31, 2021.

II.	Presentation, discussion, amendment, and in its case, approval of the annual report by the Audit and Corporate Practices Committee, for the fiscal year from January 1, 2021 to December 31, 2021.
III.	Report on compliance with the tax obligations of the Company during the fiscal year from January 1, 2021 to December 31, 2021.
IV.

Presentation, discussion, amendment, and in its case, approval of the Company's audited and consolidated financial statements for the fiscal year from January 1, 2021 to December 31, 2021, including the report of the Company's external auditor.

V.	Discussion, and in its case, approval of dividends payment.

V.	Discusión, y en su caso, aprobación del pago de dividendos.
VI.	Designación, y en su caso, ratificación de los nombramientos de los miembros del Consejo de Aministración.
VII.	Designación, y en su caso, ratificación de los nombramientos del Presidente y los miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.
VIII.	Discusión, y en su caso, determinación de los emolumentos correspondientes a los miembros del Consejo de Administración y miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.
IX.

Discusión y en su caso, aprobación de la celebración de cierto contrato de compraventa de acciones representativas del capital social de Jafra Cosmetics International, Inc. y Jafra Mexico Holding Company B.V.

VI.	Appointment, and in its case, ratification of the appointments of the members of the Board of Directors.
VII.	Appointment, and in its case, ratification of the appointments of the Chairman and members of the Company's Audit and Corporate Practices Committee.
VIII.	Discussion, and in its case, determination of the emoluments corresponding to the members of the Board of Directors and members of the Company's Audit and Corporate Practices Committee.
IX.	Discussion, and in its case, approval of the execution of a certain stock purchase agreement of the capital stock of Jafra Cosmetics International, Inc. and Jafra Mexico Holding Company B.V.

X.

Discusión y, en su caso, aprobación de la celebración de cierto financiamiento por parte de la Sociedad, como acreditada, y Banco Nacional de México, S.A., Grupo Financiero Banamex, y HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, como agentes estructuradores y acreditantes.

XI.	Discusión y, en su caso, ratificación de los documentos de la operación.
XII.

Discusión y, en su caso, ratificación del otorgamiento de poderes para representar a la Sociedad en todos los actos necesarios y/o convenientes relacionados con los puntos anteriores del Orden del Día.

XIII.	Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.

El Poderdante ratifica desde ahora los actos que realice el Apoderado en el ejercicio legal de este mandato.

X.

Discussion, and in its case, approval of the execution of certain financing by the Company, as borrower, and Banco Nacional de México, S.A., Grupo Financiero Banamex, and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, as structuring agents and as lenders.

XI.	Discussion, and in its case, ratification of the transaction documents.
XII.	Discussion, and in its case, ratification of the granting of powers of attorney to represent the Company in all necessary and/or convenient acts related to the previous items on the Agenda.
XIII.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The Principal hereby ratifies the acts the Attorney-in-fact may conduct in the legal exercise of this mandate.

_____________ de 2022 / _________________, 2022

______________________________

Por/By:_______________________

Cargo/Title: ___________________________

Testigos/Witnesses

Name:	Name: